Exhibit 4.1

EXECUTION VERSION

PRIVATE & CONFIDENTIAL

Endeavour International Corporation

VNG – Verbundnetz Gas AG

AGREEMENT

for the sale and purchase of the

Endeavour Energy Norge AS

2 April 2009

EXECUTION VERSION

PRIVATE & CONFIDENTIAL

EXECUTION VERSION

PRIVATE & CONFIDENTIAL

AGREEMENT

dated 2 April 2009

PARTIES:

1.	Endeavour International Corporation, a company incorporated in Nevada whose principal executive office is at 1001 Fannin Street, Suite 1600, Houston, Texas 77002, USA (the Seller); and

2.	VNG – Verbundnetz Gas AG, a company incorporated in Germany whose registered address is at Braunstrasse 7, 04347 Leipzig, Germany (the Purchaser),

(each a party, together the parties)

Words and expressions used in this Agreement shall be interpreted in accordance with Schedule 9.

IT IS AGREED:

1. SALE AND PURCHASE

1.1 The Seller shall procure the sale by EIH of, and the Purchaser shall purchase, the Shares on and with effect from Closing, free of any Encumbrances and other Third Party Rights and with all rights then attaching to them including the voting rights and right to receive all distributions and dividends declared, paid or made in respect of the Shares after Closing. The sale and purchase of the Shares shall be subject to the terms set out in this Agreement.

1.2 The Seller shall procure that Endeavour Operating Corporation assigns to the Purchaser all of its rights in respect of the Facility on and with effect from Closing, free of any Encumbrances and other Third Party Rights. Such assignment shall be subject to the terms of this Agreement.

2. PRICE

2.1 The price for the Shares is the Share Price and the payment for the assignment of the Facility is the Facility Assignment Payment which together total US$150,000,000 (one hundred and fifty million US dollars). The Purchaser shall pay to the Seller an amount in US dollars equal to that total amount at Closing.

2.2 Any payment made in satisfaction of a liability arising under a Seller Obligation or a Purchaser Obligation shall adjust the price paid for the Shares.

3. CONDITIONS TO CLOSING

3.1 Closing shall be conditional on the following Conditions having been fulfilled or waived in accordance with this Agreement:

(a)	the consent of the Ministry of Petroleum and Energy of Norway to the Proposed Transaction;

EXECUTION VERSION

PRIVATE & CONFIDENTIAL

(b)	the consent of the Ministry of Finance of Norway to the Proposed Transaction;

(c)	in so far as the Proposed Transaction requires approval pursuant to the competition laws of Norway, the Norwegian Competition Authority having either:

(i)	declined jurisdiction over the Proposed Transaction; or

(ii)	granted clearance explicitly, either unconditionally or subject to conditions, undertakings or modifications (that have been offered, accepted or agreed by the Purchaser pursuant to the provisions of clause 3.4) or, through the expiration of time periods available for its investigation, been deemed to have granted clearance; and

(d)	in so far as the Proposed Transaction needs to be notified pursuant to section 39 of the German Act against Restraints of Competition (Gesetz gegen Wettbewerbsbeschränkungen (GWB)):

(i)	during the initial investigation (Vorprüfverfahren) the German Federal Cartel Office (FCO) having notified one or both of the parties to the Proposed Transaction that the merger control procedure has been terminated, either because the requirements for a prohibition of the merger as laid down in section 36(1) GWB are not fulfilled or because the transaction does not constitute a notifiable transaction; or

(ii)	the waiting period of one month from submission of a complete notification to the FCO having expired without the parties to the Proposed Transaction having been notified by the FCO pursuant to section 40(1) GWB that it intends to enter into an in-depth investigation (Hauptprüfverfahren) of the Proposed Transaction; or

(iii)	the FCO having issued a decision in accordance with section 40(2), sentence 1, GWB to the effect that the Proposed Transaction has been cleared either unconditionally or subject to conditions, undertakings or modifications (that have been offered, accepted or agreed by the Purchaser pursuant to the provisions of clause 3.4), clauses 3.1(c) and 3.1(d) together being the Antitrust Conditions.

3.2 The Purchaser shall, at its own cost, use its best endeavours to ensure that the Conditions are fulfilled promptly after the date of this Agreement and in any event prior to the Longstop Date. Such best endeavours shall, without limitation, include the Purchaser taking promptly, and in any event in accordance with any applicable time limits, all steps required in order to obtain the consents required in order to satisfy the Conditions (including making the required notifications and filings within 10 Business Days from the date of this Agreement). Subject to the above, the Purchaser shall:

(a)	promptly notify the Seller and its legal counsel (and provide copies or, in the case of non-written communications, a written summary) of any communications with or from any Governmental Entity in relation to such filings or notifications (provided that the Purchaser and Seller shall not be obliged to disclose to each other any commercially sensitive information relating to their own businesses otherwise than through their representatives);

EXECUTION VERSION

PRIVATE & CONFIDENTIAL

(b)	where permitted by a Governmental Entity, offer to the Seller the option to nominate persons (including but not limited to their respective legal counsel) to attend all meetings (and participate in all telephone or other conversations) with that Governmental Entity and to make oral submissions at such meetings (or telephone or other conversations), having given the Seller sufficient advance notice of such meetings or telephone calls to allow them to attend; and

(c)	regularly review with the Seller and its legal counsel the progress of any notifications or filings to any Governmental Entity with a view to obtaining the clearances or approvals necessary for the satisfaction of the Conditions set out in clause 3.1 at the earliest opportunity and in any event prior to the Longstop Date.

3.3 The Seller shall, at its own cost, use its best endeavours (without prejudice to the Purchaser’s obligations under clause 3.2) to provide the Purchaser and any Government Entity promptly with all necessary information and documents reasonably required for the purpose of making any submissions, notifications and filings to such Government Entity.

3.4 If, in respect of the Antitrust Conditions, it becomes reasonably apparent to the Purchaser or to the Seller (who shall inform the Purchaser of this fact) that the Norwegian Competition Authority and/or the FCO:

(a)	intends or threatens to open an in-depth, “Phase II” or analogous investigation into the Proposed Transaction or to bring suit before any court or tribunal to enjoin the Proposed Transaction, or

(b)	will only approve the Proposed Transaction subject to any undertakings, commitments, divestments, conditions, obligations, measures, undertakings and/or modifications, consents decrees, settlements or analogous procedures (collectively, Regulatory Conditions), the Purchaser shall, promptly, and within the relevant time limits for doing so, offer, accept and agree to any such Regulatory Condition (or Regulatory Conditions) as may be necessary so as to enable the satisfaction of the Conditions prior to the Longstop Date, provided that the Purchaser shall not be required to offer, accept and agree a Regulatory Condition which would, in the reasonable opinion of the Purchaser, have a material effect on its business or the business of the Company.

3.5 The Conditions may only be waived by the written agreement of the Seller and the Purchaser.

3.6 The Seller and the Purchaser shall each notify the other promptly upon becoming aware that any of the Conditions have been fulfilled. The first Business Day in London on or by which all Conditions have been fulfilled (or waived in accordance with clause 3.5) is the Unconditional Date.

3.7 If the Unconditional Date has not occurred on or before 15 June 2009 (the Longstop Date), this Agreement shall automatically terminate (other than the Surviving Provisions). In such event, neither party (nor any of its Affiliates) shall have any claim under this Agreement of any nature whatsoever against the other party (or any of its Affiliates) except in respect of any rights and liabilities which have accrued before termination or under any of the Surviving Provisions.

EXECUTION VERSION

PRIVATE & CONFIDENTIAL

4. PRE-CLOSING SELLER UNDERTAKINGS

From the date of this Agreement until Closing, the Seller shall (except as may be approved by the Purchaser) ensure that the business of the Company is carried on in all material respects only in the ordinary course and shall comply with the obligations set out in Schedule 5.

5. CLOSING

5.1 Closing shall take place at the London offices of the Seller’s lawyers or such other place as the parties shall agree from time to time on the third Business Day after the Unconditional Date (the Closing Date).

5.2 At Closing each of the Seller and the Purchaser shall deliver or perform (or ensure that there is delivered or performed) all those documents, items and actions respectively listed in relation to that party or any of its Affiliates (as the case may be) in Schedule 6.

5.3 The parties agree to negotiate in good faith to put in place mutually acceptable escrow arrangements prior to Closing in order to enable the Seller and the Purchaser through such arrangements to deliver or perform (or ensure that there is delivered or performed) all those documents, items and actions respectively listed in relation to that party or any of its Affiliates (as the case may be) in Schedule 6 (the Escrow Arrangements). The escrow agent for the Escrow Arrangements shall be a mutually acceptable and agreed third party.

6. SELLER WARRANTIES

6.1 The Seller warrants to the Purchaser as at the date of this Agreement in the terms of the Warranties. Warranties 7.1, 7.2 and 7.3 of Part A of Schedule 1 shall be deemed to be repeated on the Closing Date by reference to the facts and circumstances then existing. The Warranties are given subject to the limitations set out in Schedule 2.

6.2 None of the limitations in Schedule 2 shall apply to any Claim which arises (or to the extent that it is increased) as a consequence of fraud or fraudulent misrepresentation by any director or officer or employee of any member of the Seller Group.

6.3 If at any time before Closing the Seller becomes aware that a Warranty has been breached that would enable the Purchaser to make a Claim for which the Seller would be liable (having regard to Schedule 2 of this Agreement) it shall notify the Purchaser as soon as reasonably practicable of the breach and provide the Seller with reasonable details of the same.

6.4 The Seller agrees that any information supplied by the Company or by or on behalf of any of the employees, directors, agents or officers of the Company (Officers) to the Seller or its advisers in connection with the Seller giving the Warranties or otherwise shall not constitute a warranty, representation or guarantee as to the accuracy of such information by any such Officers in favour of the Seller, and the Seller hereby undertakes to the Purchaser and to the Company and, other than with respect to fraud or wilful misconduct, each Officer that it waives any and all claims which it might otherwise have against each of them in respect of such claims.

7. NET WORKING CAPITAL

7.1 To finally determine whether or not there has been a breach of Warranty 2.6 of Part A of Schedule 1, the Seller and the Purchaser shall comply with the provisions of Schedule 4.

EXECUTION VERSION

PRIVATE & CONFIDENTIAL

7.2 If the Seller and the Purchaser, at any time in the period commencing after the date of this Agreement and concluding at the end of the procedure set out in Schedule 4, agree that there has not been a breach of Warranty 2.6 of Part A of Schedule 1 the Purchaser shall thereafter cease to be entitled to make and expressly waives, and the Seller shall thereafter have no liability for, any Claim for breach of Warranty 2.6 of Part A of Schedule 1.

7.3 If the Seller and the Purchaser, at any time in the period commencing after the date of this Agreement and concluding at the end of the procedure set out in Schedule 4, agree that there has been a breach of Warranty 2.6 of Part A of Schedule 1 by the Seller and further agree the amount of the liability of the Seller in respect of that Claim (the Agreed Amount), the Purchaser shall be entitled to reduce the amount of the Share Price to be paid at Closing by the amount of the Agreed Amount and the Purchaser shall thereafter cease to be entitled to make and expressly waives any further or other Claim for, and the Seller shall thereafter have no liability for, any further or other Claim for breach of Warranty 2.6 of Part A of Schedule 1.

7.4 If a determination is made by the Firm pursuant to Schedule 4 and the consequence of that determination is that there has been a breach of Warranty 2.6 of Part A of Schedule 1 by the Seller, the Purchaser shall be entitled to reduce the amount of the Share Price to be paid at Closing by the amount of the liability of the Seller in respect of that Claim (the Determined Amount) and the Purchaser shall thereafter cease to be entitled to make and expressly waives any further or other Claim for, and the Seller shall thereafter have no liability for, any further or other Claim for breach of Warranty 2.6 of Part A of Schedule 1.

7.5 The provisions of paragraphs 2 and 3 of Schedule 2 shall not apply to any Claim for breach of Warranty 2.6 of Part A of Schedule 1.

8. PURCHASER WARRANTIES

The Purchaser warrants to the Seller as at the date of this Agreement in the terms of the warranties set out in Schedule 3.

9. CONDUCT OF PURCHASER CLAIMS

If the Purchaser becomes aware of any claim or potential claim by a third party (a Third Party Claim), or of any other matter or circumstance, which might result in a Claim being made, the Purchaser shall:

(a)	promptly (and in any event within 10 Business Days of becoming aware of it) give notice of the Third Party Claim or other matter or circumstance to the Seller and ensure that the Seller and its representatives are given all reasonable information and facilities to investigate it;

(b)	not (and ensure that each member of the Purchaser Group shall not) admit liability or make any agreement or compromise in relation to the Third Party Claim without prior written approval of the Seller (not to be unreasonably withheld or delayed); and

(c)	(subject to the Purchaser or the relevant member of the Purchaser Group being indemnified by the Seller against all reasonable out of pocket costs and expenses incurred in respect of that Third Party Claim) ensure that it and each member of the Purchaser Group shall:

(i)	take such action as the Seller may reasonably request to avoid, resist, dispute, appeal, compromise or defend the Third Party Claim;

EXECUTION VERSION

PRIVATE & CONFIDENTIAL

(ii)	consult with the Seller (if it elects to do so) in respect of the conduct of all proceedings and/or negotiations arising in connection with the Third Party Claim; and

(iii)	provide such information and assistance as the Seller may reasonably request in connection with the preparation for and conduct of any proceedings and/or negotiations relating to the Third Party Claim.

10. NO RIGHTS OF RESCISSION OR TERMINATION

10.1 Neither the Seller nor, except as provided under clause 3 of Part C of Schedule 6, the Purchaser shall be entitled to rescind or terminate this Agreement in any circumstances whatsoever (whether before or after Closing). This shall not exclude any liability for (or remedy in respect of) fraudulent misrepresentation.

10.2 The Purchaser shall only be entitled to the remedies provided for in this Agreement. Any other remedies available under the Norwegian Sales of Goods Act of 13 May 1988 no. 27 and general principles of contract law are excluded in this Agreement.

11. TRANSITIONAL SERVICES

The provisions of Schedule 7 shall apply in respect of the use of certain transitional services by the Purchaser Group and the Seller Group, as the case may be, after Closing.

12. TAX

12.1 All sums payable under this Agreement or for breach of any of the Warranties shall be paid free and clear of all deductions or withholdings whatsoever, save only as provided in this Agreement or as required by law.

12.2 Any sum payable by the Purchaser to the Seller under or pursuant to this Agreement is exclusive of any applicable VAT. If any VAT is or becomes chargeable on any supply made by the Seller under or pursuant to this Agreement, the Purchaser shall, subject to the receipt of a valid VAT invoice, pay to the Seller (in addition to, and at the same time as, any other consideration for that supply) an amount equal to such VAT.

13. NOTIFICATION OF TAX CLAIMS AND CONDUCT OF DISPUTES

13.1 If the Purchaser or the Company becomes aware of any tax claim or other matter which could result in a liability for the Seller under Part F of Schedule 1, the Purchaser shall give notice to the Seller of that tax claim or matter (including reasonably sufficient details of such tax claim or matter, the due date for any payment and the time limits for any appeal, and so far as practicable the amount involved) as soon as possible (and in any event not more than 5 days after the Purchaser or the Company becomes aware of such tax claim or matter). The Purchaser shall take (or procure that the Company shall take) such action as the Seller may reasonably request to avoid, dispute, resist, appeal, compromise or defend any tax claim (whether notified by the Purchaser, or being a tax claim of which the Seller was already aware) or other such matter, and any adjudication in respect thereof. The Seller shall be kept fully informed of any actual or proposed developments (including any meetings) and shall be provided with copies of all correspondence and documentation relating to such tax claim, matter or action, and such other information, assistance and access to records and personnel as it reasonably requires.

EXECUTION VERSION

PRIVATE & CONFIDENTIAL

13.2 The Seller shall reimburse to the Purchaser its reasonable costs and expenses properly incurred in connection with any such action or proceedings as are referred to in paragraph 13.1.

13.3 Subject to this paragraph 13, the Purchaser shall procure that no tax claim, action or issue in respect of which the Seller could be required to make a payment under Part F of Schedule 1 is settled or otherwise compromised without the Seller’s prior written consent, such consent not to be unreasonably withheld or delayed. Furthermore the Purchaser shall, and shall procure that the Company and any of their respective advisers shall, not submit any correspondence or return or send any other document to any tax authority where the Purchaser or any such person is aware or could reasonably be expected to be aware that the effect of submitting such correspondence or return or sending such document would or could be to put such tax authority on notice of any matter which could give rise to, or could increase, a claim or other matter which could result in a liability for the Seller under Part F of this Schedule 1, without first affording the Seller a reasonable opportunity to comment thereon and without taking account of such comments so far as it is reasonable to do so.

14. CONDUCT OF OTHER TAX AFFAIRS

14.1 Subject to clause 13, and subject to the following sub paragraphs, the Purchaser or its duly authorised agents shall have sole conduct of all tax affairs of the Company and shall be entitled to deal with such tax affairs in any way in which it, in its absolute discretion, considers fit provided that the Purchaser shall ensure that all such tax affairs relating to periods prior to Closing are dealt with in an expeditious manner.

14.2 If Closing occurs prior to the submission of the 2008 tax return, the Purchaser shall submit the tax return of the Company in the form prepared by the Company prior to the date of this Agreement, and shall not make any material amendments to such tax return without the prior written consent of the Seller, such consent not to be unreasonably withheld, provided that:

(a)	the 2008 tax return shall have been prepared on a basis which is consistent with the manner in which tax returns have been prepared for all other accounting periods ending prior to Closing; and

(b)	the Purchaser shall be under no obligation to procure the submission to a tax authority of the 2008 tax return if it considers in its reasonable opinion that such tax return is false or misleading in any material respect.

14.3 In respect of any accounting period commencing prior to Closing the Purchaser shall procure that

(a)	to the extent allowed by law, any tax returns of the Company prepared by the Purchaser shall be prepared on a basis which is consistent with the manner in which those tax returns were prepared for all other accounting periods ending prior to Closing;

(b)	the Seller receives copies of all written correspondence with any tax authority insofar as it is relevant to the pre-Closing tax affairs of the Company; and

(c)	no tax document is submitted to any tax authority which is not, so far as the Purchaser is aware, true and accurate in all respects, and not misleading.

EXECUTION VERSION

PRIVATE & CONFIDENTIAL

14.4 The Purchaser shall procure that the Company provides to the Seller all tax returns relating to accounting periods commencing prior to Closing no later than 15 Business Days before the date on which such tax returns are required to be filed with the appropriate tax authority. The Purchaser shall further procure that the Company shall take the Seller’s reasonable comments into account before the tax returns are submitted to the appropriate tax authority.

14.5 The Seller shall provide such assistance as the Purchaser shall reasonably request in preparing all tax returns relating to accounting periods commencing prior to Closing.

15. INSURANCE

15.1 From the date of this Agreement until (and including) the Closing Date, members of the Seller Group and the Company shall continue in force all policies of insurance maintained by them in respect of the Company (including in respect of the Property).

15.2 Upon Closing, all insurance cover arranged in relation to the Company by the Seller Group (whether under policies maintained with third party insurers or other members of the Seller Group) shall cease (other than in relation to insured events taking place before Closing) and no member of the Purchaser Group (including the Company) shall make any claim under any such policies in relation to insured events arising after Closing. The Seller shall be entitled to make arrangements with its insurers to reflect this clause.

16. NON-SOLICITATION OF EMPLOYEES

16.1 No member of the Seller Group shall (whether alone, jointly with another, directly or indirectly), for 12 months after Closing, offer to employ any person who is or has been employed by the Company at any time during the 12 months ending on the Closing Date. The placing of an advertisement to members of the public generally and the recruitment of a person through an employment agency shall not constitute a breach of this clause 16 provided that neither the Seller nor any member of the Seller Group encourages or advises such agency to approach any such person.

17. CHANGES OF NAME

The Purchaser shall procure that:

(a)	as soon as reasonably practicable after the Closing Date and in any event within 10 days afterwards, the necessary papers are filed with relevant Governmental Entity for the name of the Company to be changed to a name which does not include the word “Endeavour” or any name which, in the reasonable opinion of the Seller, is substantially or confusingly similar;

(b)	as soon as reasonably practicable after the Closing Date and in any event within 30 days afterwards, the Company shall cease to use or display any trade or service name or mark, business name, logo or domain name used or held by any member of the Seller Group or any mark, name or logo which, in the reasonable opinion of the Seller, is substantially or confusingly similar to any of them.

EXECUTION VERSION

PRIVATE & CONFIDENTIAL

18. PAYMENTS

18.1 The Share Price to be paid by the Purchaser pursuant to this Agreement shall be made to the Seller’s Bank of Scotland Bank Account. The Facility Assignment Payment to be paid by the Purchaser pursuant to this Agreement shall be made to the Seller’s JP Morgan Bank Account. Any other payment to be made pursuant to this Agreement by the Purchaser (or any member of the Purchaser Group) shall be made, as instructed by the Seller, to either the Seller’s Bank of Scotland Bank Account or the Seller’s JP Morgan Bank Account. The Seller agrees to pay each member of the Seller Group that part of each payment to which it is entitled.

18.2 Any payment to be made pursuant to this Agreement by the Seller (or any member of the Seller Group) shall be made to the Purchaser’s Bank Account. The Purchaser agrees to pay each member of the Purchaser Group that part of each payment to which it is entitled.

18.3 Payments under clause 18.1 and 18.2 shall be in immediately available funds by electronic transfer on the due date for payment. Receipt of the amount due shall be an effective discharge of the relevant payment obligation.

18.4 If any sum due for payment in accordance with this Agreement is not paid on the due date for payment, the person in default shall pay Default Interest on that sum from but excluding the due date to and including the date of actual payment calculated on a daily basis.

19. ANNOUNCEMENTS

19.1 Until one month after the Closing Date, neither the Seller nor the Purchaser (nor any of their respective Affiliates) shall make any announcement or issue any circular in connection with the existence or subject matter of this Agreement (or any other Transaction Document) without the prior written approval of the other (such approval not to be unreasonably withheld or delayed).

19.2 The restriction in clause 19.1 shall not apply to the extent that the announcement or circular is required by law, by any stock exchange or any regulatory or other supervisory body or authority of competent jurisdiction, whether or not the requirement has the force of law. If this exception applies, the party making the announcement or issuing the circular shall use its reasonable efforts to consult with the other party in advance as to its form, content and timing.

20. CONFIDENTIALITY

20.1 For the purposes of this clause 20:

(a)	Confidential Information means:

(i)	(in relation to the obligations of the Purchaser) any information received or held by the Purchaser (or any of its Representatives) relating to the Seller Group or, prior to Closing, the Company; or

(ii)	(in relation to the obligations of the Seller) any information received or held by the Seller (or any of its Representatives) relating to the Purchaser Group or, following Closing, the Company; and

(iii)	information relating to the provisions of, and negotiations leading to, this Agreement and the other Transaction Documents, and includes written information and information transferred or obtained orally, visually, electronically or by any other means;

EXECUTION VERSION

PRIVATE & CONFIDENTIAL

(b)	Representatives means, in relation to a party, its respective Affiliates and the directors, officers, employees, agents, advisers, accountants and consultants of that party and/or of its respective Affiliates.

20.2 Each of the Seller and the Purchaser shall (and shall ensure that each of its Representatives shall) maintain Confidential Information in confidence and not disclose Confidential Information to any person except (i) as this clause 20 permits or (ii) as the other party approves in writing.

20.3 Clause 20.2 shall not prevent disclosure by a party or its Representatives to the extent it can demonstrate that:

(a)	disclosure is required by law or by any stock exchange or any regulatory, governmental or antitrust body (including any tax authority) having applicable jurisdiction (provided that the disclosing party shall first inform the other party of its intention to disclose such information and take into account the reasonable comments of the other party);

(b)	disclosure is of Confidential Information which was lawfully in the possession of that party or any of its Representatives (in either case as evidenced by written records) without any obligation of secrecy prior to its being received or held;

(c)	disclosure is of Confidential Information which has previously become publicly available other than through that party’s fault (or that of its Representatives);

(d)	disclosure is required for the purpose of any arbitral or judicial proceedings arising out of this Agreement (or any other Transaction Document).

20.4 Each of the Seller and the Purchaser undertakes that it (and its Affiliates) shall only disclose Confidential Information to Representatives if it is reasonably required for purposes connected with this Agreement and only if the Representatives are informed of the confidential nature of the Confidential Information.

20.5 If this Agreement terminates, the Purchaser shall as soon as practicable on request by the Seller:

(a)	return to the Seller all written documents and other materials relating to the Seller, the Company or this Agreement (including any Confidential Information) which the Seller (or its Representatives) have provided to the Purchaser (or its Representatives) without keeping any copies thereof;

(b)	destroy all information or other documents derived from such Confidential Information; and

(c)	so far as it is practicable to do so, expunge such Confidential Information from any computer, word processor or other device.

20.6 The provision of this clause 20 shall cease to apply and no longer be binding on the parties 2 years after the Closing Date.

EXECUTION VERSION

PRIVATE & CONFIDENTIAL

21. ASSIGNMENT

21.1 Except as provided in this clause 21 or unless the Seller and the Purchaser specifically agree in writing, no person shall assign, transfer, charge or otherwise deal with all or any of its rights under this Agreement nor grant, declare, create or dispose of any right or interest in it. Any purported assignment in contravention of this clause 21 shall be void.

21.2 The Purchaser may assign (in whole or in part) the benefit of the Warranties to any member of the Purchaser Group which is the legal and beneficial owner from time to time of any or all of the Shares, or (with the prior written consent of the Seller) to any other person to whom it may at any time transfer the Shares, as if it were the Purchaser under this Agreement. The Purchaser shall ensure that before any such assignee (if such an assignee is a member of the Purchaser Group) subsequently ceases to be a member of the Purchaser Group it shall re-assign that benefit to the Purchaser or to another continuing member of the Purchaser Group.

21.3 If an assignment is made in accordance with this clause 21, the liabilities of the members of the Seller Group to the Purchaser Group under this Agreement shall be no greater than such liabilities would have been if the assignment had not occurred.

22. FURTHER ASSURANCES

22.1 Each of the Seller and the Purchaser shall, for a period of 12 months from the Closing Date, execute (or procure the execution of) such further documents as may be required by law or be necessary to implement and give effect to this Agreement.

22.2 Each of the Seller and the Purchaser shall procure that its Affiliates comply with all obligations under this Agreement which are expressed to apply to any such Affiliates.

23. COSTS

23.1 Subject to clause 23.2 and except as otherwise provided in this Agreement (or any other Transaction Document), the Seller and the Purchaser shall each be responsible for its own costs, charges and other expenses (including those of its Affiliates) incurred in connection with the Proposed Transaction.

23.2 The Purchaser or its Affiliates shall bear all stamp duty, notarisation fees or other documentary, transfer or transaction duties or taxes, including in each case any related interest or penalties arising as a result of this Agreement or of any of the other Transaction Documents.

24. NOTICES

24.1 Any notice in connection with this Agreement shall be in writing in English and delivered by hand, fax, registered post or courier using an internationally recognised courier company. A notice shall be effective upon receipt and shall be deemed to have been received (i) at the time of delivery, if delivered by hand, registered post or courier or (ii) at the time of transmission if delivered by fax provided that in either case, where delivery occurs outside Working Hours, notice shall be deemed to have been received at the start of Working Hours on the next following Business Day.

EXECUTION VERSION

PRIVATE & CONFIDENTIAL

24.2 The addresses and fax numbers of the parties for the purpose of clause 24.1 are:

Seller	Address:	Fax:
For the attention of: William L Transier	1001 Fannin Street, Suite 1600, Texas 77002, USA	+1 713 307 8793

with a copy to: Jon Rees / Jeff Roberts	65 Fleet Street London EC4Y 1HS UK	+44 20 7832 7001

Purchaser	Address:	Fax:
For the attention of: Klaus-Dieter Barbknecht	Braunstrasse 7, 04347 Leipzig, Germany	+49 341 443 4002

with a copy to: Jarle Erik Sandvik	Wikborg Rein Pb 1513 Vika 0117 Oslo Norway	+47 22 82 75 01

25. CONFLICT WITH OTHER AGREEMENTS

If there is any conflict between the terms of this Agreement and any other agreement, this Agreement shall prevail (as between the parties to this Agreement and as between any members of the Seller Group and any members of the Purchaser Group) unless (i) such other agreement expressly states that it overrides this Agreement in the relevant respect and (ii) the Seller and the Purchaser are either also parties to that other agreement or otherwise expressly agree in writing that such other agreement shall override this Agreement in that respect.

26. WHOLE AGREEMENT

This Agreement and the other Transaction Documents together set out the whole agreement between the parties in respect of the sale and purchase of the Shares and supersede any prior agreement (whether oral or written) relating to the Proposed Transaction. It is agreed that:

(a)	no party shall have any claim or remedy in respect of any statement, representation, warranty or undertaking made by or on behalf of the other party (or any of its Connected Persons) in relation to the Proposed Transaction which is not expressly set out in this Agreement or any other Transaction Document;

(b)	any terms or conditions implied by law in any jurisdiction in relation to the Proposed Transaction are excluded to the fullest extent permitted by law or, if incapable of exclusion, any right, or remedies in relation to them are irrevocably waived;

(c)	the only right or remedy of a party in relation to any provision of this Agreement or any other Transaction Document shall be for breach of this Agreement or the relevant Transaction Document; and

(d)	except for any liability in respect of a breach of this Agreement or any other Transaction Document, no party (or any of its Connected Persons) shall owe any duty of care or have any liability in tort or otherwise to the other party (or its respective Connected Persons) in relation to the Proposed Transaction

EXECUTION VERSION

PRIVATE & CONFIDENTIAL

provided that this clause shall not exclude any liability for (or remedy in respect of) fraudulent misrepresentation. Each party agrees to the terms of this clause 26 on its own behalf and as agent for each of its Connected Persons. For the purpose of this clause, Connected Persons means (in relation to a party) the officers, employees, agents and advisers of that party or any of its Affiliates.

27. WAIVERS, RIGHTS AND REMEDIES

Except as expressly provided in this Agreement, no failure or delay by any party in exercising any right or remedy relating to this Agreement or any of the Transaction Documents shall affect or operate as a waiver or variation of that right or remedy or preclude its exercise at any subsequent time. No single or partial exercise of any such right or remedy shall preclude any further exercise of it or the exercise of any other remedy.

28. COUNTERPARTS

This Agreement may be executed in any number of counterparts, and by each party on separate counterparts. Each counterpart is an original, but all counterparts shall together constitute one and the same instrument. Delivery of an executed counterpart signature page of this Agreement by e-mail (PDF) or telecopy shall be as effective as delivery of a manually executed counterpart of this Agreement. In relation to each counterpart, upon confirmation by or on behalf of the signatory that the signatory authorises the attachment of such counterpart signature page to the final text of this Agreement, such counterpart signature page shall take effect together with such final text as a complete authoritative counterpart.

29. VARIATIONS

No amendment of this Agreement (or of any other Transaction Document) shall be valid unless it is in writing and duly executed by or on behalf of all of the parties to it.

30. INVALIDITY

Each of the provisions of this Agreement and the other Transaction Documents is severable. If any such provision is held to be or becomes invalid or unenforceable in any respect under the law of any jurisdiction, it shall have no effect in that respect and the parties shall use all reasonable efforts to replace it in that respect with a valid and enforceable substitute provision the effect of which is as close to its intended effect as possible.

31. THIRD PARTY ENFORCEMENT RIGHTS

31.1 The Connected Persons specified in clause 26 (Whole Agreement) shall have the right to enforce the relevant terms of that clause and clause 6.4. This right is subject to (i) the rights of the parties to amend or vary this Agreement without the consent of any Connected Person and (ii) the other terms and conditions of this Agreement.

31.2 Except as provided in clause 31.1, a person who is not a party to this Agreement shall have no right to enforce any of its terms.

EXECUTION VERSION

PRIVATE & CONFIDENTIAL

32. GOVERNING LAW AND JURISDICTION

32.1 This Agreement and any non-contractual obligations arising out of or in connection with this Agreement shall be governed by, and interpreted in accordance with, Norwegian law.

32.2 In all disputes arising from or related to this Agreement, the parties shall first, in good faith, seek to resolve the dispute amicably for a period of 30 days prior to any proceedings in respect of such dispute being issued.

32.3 Any dispute arising from or related to this Agreement, and not resolved pursuant to clause 32.2 shall be finally decided by arbitration according to the Norwegian Arbitration Act of 14 May 2004 no.25. The place of the arbitration shall be Oslo and the language for all documentation and proceedings related to the arbitration shall be English. The dispute, the arbitration proceedings and the arbitral award shall be confidential.

EXECUTION VERSION

PRIVATE & CONFIDENTIAL

SCHEDULE 1

SELLER WARRANTIES

Part A : General/Commercial

1. THE SELLER, THE COMPANY AND THE SHARES

1.1 Authorisations, valid obligations, filings and consents.

(a)	The Seller has obtained all corporate authorisations and (other than to the extent relevant to the Conditions) all other governmental, statutory, regulatory or other consents, licences or authorisations required to empower it to enter into and perform its obligations under each Transaction Document to which it is a party where failure to obtain them would adversely affect its ability to enter into or perform its obligations under each such Transaction Document.

(b)	Entry into and performance by the Seller of this Agreement and/or any Transaction Document to which it is a party will not (i) breach any provision of its memorandum and articles of association, by-laws or equivalent constitutional documents or (ii) (subject to fulfilment of the Conditions) result in a breach of any laws or regulations in its jurisdiction of incorporation or of any order, decree or judgment of any court or any governmental or regulatory authority, where (in either case) the breach would materially and adversely affect its ability to enter into or perform its obligations under this Agreement.

1.2 The Seller, the Company and the Shares.

(a)	Each of the Seller and the Company is validly incorporated, in existence and duly registered under the laws of its jurisdiction of incorporation. The Company has full power under its memorandum or articles of association, by-laws or equivalent constitutional documents to conduct its business as conducted at the date of this Agreement.

(b)	The Shares constitute the whole of the issued share capital of the Company. All the Shares are fully paid or properly credited as fully paid and EIH is or will at Closing be (i) the sole legal and beneficial owner of the Shares free from all Third Party Rights and (ii) entitled to transfer or procure the transfer of the Shares on the terms of this Agreement.

(c)	Neither the Seller nor EIH has entered into any agreement whereby any person has the right (exercisable now or in the future and whether contingent or not) to call for the issue of any share or loan capital in the Company.

1.3 Other interests. The Company does not own or have any interest of any nature in any shares, debentures or other securities issued by any undertaking.

EXECUTION VERSION

PRIVATE & CONFIDENTIAL

2. FINANCIAL MATTERS AND ASSETS

2.1 The Last Accounts. The Last Accounts have been prepared in accordance with Norwegian generally accepted accounting principles and fairly present in all material respects the state of affairs of the Company and its assets and liabilities as at the Last Accounts Date and of the results thereof for the financial year ended on the Last Accounts Date. The Last Accounts have also been prepared in accordance with Norwegian generally accepted accounting principles consistent with those used to prepare the audited accounts of the Company for the year ended 31 December 2007 disclosed in the Disclosed Data.

2.2 Position since Last Accounts Date. Since the Last Accounts Date:

(a)	the Company has been operated in the ordinary course;

(b)	there has been no material adverse change in the financial condition of the Company;

(c)	the Company has not declared, authorised, paid or made any dividend or other distribution (except for any dividends provided for in the Last Accounts), nor has the Company reduced its paid-up share capital;

(d)	the Company has not issued or agreed to issue any share or loan capital;

(e)	the Company has not incurred any material liability other than liabilities incurred in the ordinary course of its business or consistent with past practice; and

(f)	the Company has not made any loans or repaid any borrowing or indebtedness in advance of its stated maturity.

2.3 Ownership. The Company has not (outside the ordinary and normal course of business) disposed of, or agreed to dispose of, any material asset of its business included in the Last Accounts.

2.4 Possession. The material assets of the Company’s business, as included in the Last Accounts, are in its possession or under its control.

2.5 Capex/Opex. The Seller has disclosed to the Purchaser in the Disclosed Data the Company’s most up to date budget for its capital and operating expenses for the year 2009.

2.6 Net Working Capital. The Net Working Capital of the Company at the date of this Agreement is not less than zero.

3. FINANCIAL DEBT

The Company does not owe any Financial Debt (other than to members of the Seller Group under the Facility), nor has it given or entered into any guarantee, Encumbrance in respect of, or otherwise has a legal obligation to fulfil the obligations of any person.

4. LICENCES AND REGULATORY MATTERS

4.1 Oil and gas exploration and production licences. The Company is a licensee of the Licences as set out in Schedule 8.

EXECUTION VERSION

PRIVATE & CONFIDENTIAL

4.2 Encumbrances. No Encumbrance is in existence and in force over the Company’s interest in any of the Licences nor is there in effect any agreement or commitment to create the same.

4.3 Force and Effect. The Licences are in full force and effect. No act or omission of it, or, so far as the Seller is aware, of any other licensee of the Licences, has occurred or so far as it is aware is about to occur which would entitle the relevant authority to revoke, rescind, avoid, repudiate or terminate any or all of the Licences or any part of the Licences, and no notice has been given to it or, so far as it is aware, to any other licensee of the Licences by the relevant authority of any intention to revoke, rescind, avoid, repudiate or terminate any or all of the Licences or any part of them.

4.4 Accrued Obligations and Liabilities. All accrued obligations and liabilities imposed by the Licences on the Company, including without limitation the work obligations imposed on the Company arising from the Licences, have been duly fulfilled and discharged and there is no outstanding work obligation to be fulfilled by the Company under the Licences or any of them.

4.5 Governmental licences, permits, authorisations, consents and permissions. The Company has all governmental licences, permits, authorisations, consents and permissions necessary to own and operate the business of the Company as presently owned and operated; such licences, permits, authorisations, consents and permissions are in full force and effect and no material violations exist with respect to any of the same.

4.6 Licence notices. The Company has not received any written notice from a Governmental Entity in the 12 months prior to the date of this Agreement alleging that the Company has not obtained a material licence, permission, authorisation (public or private) or consent required for carrying on its business effectively in the places and in the manner in which it is carried on at the date of this Agreement in accordance with all applicable laws and regulations.

4.7 Compliance. In the 12 months prior to the date of this Agreement:

(a)	the Company has conducted its business and corporate affairs in all material respects in accordance with its memorandum and articles of association, by-laws or other equivalent constitutional documents;

(b)	the Company has conducted its business in compliance in all material respects in accordance with European Community law, international treaties, national, provincial, state or local statue and the common law applicable to it and its business activities; and

(c)	there has been no material default by the Company under any order, decree or judgment of any court or any governmental or regulatory authority in the jurisdiction in which it is incorporated which applies to the Company

5. CONTRACTUAL MATTERS

5.1 Material contracts. The Company is not a party to any agreement:

(a)	under the terms of which, as a direct result of the entry into and performance of the Transaction Documents (i) any other party will be entitled to be relieved of any

EXECUTION VERSION

PRIVATE & CONFIDENTIAL

material obligation or become entitled to exercise any material right (including any termination or pre emption right or other option) or (ii) the Company will be in material default, where such relief, exercise or default is likely to have a material adverse effect on the Company; or

(b)	which is material and is not in the ordinary course of business.

5.2 Oil Sale Contracts. The agreements dated 6 February 2003 (i) between Statoil ASA and OER Oil AS relating to (i) Oseberg crude oil and (ii) Njord crude oil have not been terminated or materially amended by the Company.

5.3 Defaults. The Company has not received written notice in the 12 months prior to the date of this Agreement that it is in material default under any contract to which it is a party.

6. LITIGATION

Litigation. The Company is not involved as a party in any material litigation, arbitration or administrative proceedings (including any non-routine proceedings involving any relevant tax authority) and, so far as the Seller is aware, no such proceedings have been threatened in writing by or against the Company.

7. INSOLVENCY ETC.

7.1 Winding up. None of the Seller, EOC, EIH or the Company respectively has received any written notice that an order has been made, petition presented or meeting convened for the winding up of the Seller, EOC, EIH or the Company respectively or for the appointment of any provisional liquidator.

7.2 Administration and receivership. None of the Seller, EOC, EIH or the Company has received any written notice concerning the appointment of a receiver (including any administrative receiver or the equivalent to a receiver or administrative receiver in the relevant jurisdiction) in respect of the whole or any material part of the property, assets and/or undertaking of the Seller, EOC, EIH or the Company.

7.3 Voluntary arrangement etc. None of the Seller, EOC, EIH or the Company has made any voluntary arrangement with any of its creditors in the 2 years prior to the date of this Agreement.

Part B : Real Estate

1. General. The Property comprises all the material land and buildings owned, leased, controlled, occupied or used by the Company or in relation to which the Company has any right, interest or liability.

2. Due diligence and information. The Seller has disclosed a summary of the material costs relating to the Company’s interest in the Property in the Disclosed Data.

EXECUTION VERSION

PRIVATE & CONFIDENTIAL

Part C : Environmental

1. Compliance with Environmental Laws.

(a)	The Company is not (nor has it been within the period of 12 months prior to the date of this Agreement) in material breach of any Environmental Laws relating to any activities or operations carried on by the Company.

(b)	There are no material claims or proceedings pending against the Company with respect to any breach of Environmental Laws relating to the Company;

(c)	the Company has not received any written statutory complaints or statutory notices alleging or specifying any material breach by the Company of, or material liability arsing out of the Company’s activities under, any Environmental Laws relating to the Company.

2. Environmental Consents. All Environmental Consents required for any activities at the Property or related to the Company insofar as it operates on the Norwegian Continental Shelf have been obtained and are being complied with in all material respects.

Part D : Employment

1. Key Managers. The Disclosed Data contains key terms of the contracts of employment for all Key Managers.

2. Trade unions. The Company does not recognise any trade union or other body representing its Employees or any of them for the purpose of collective bargaining or negotiating.

3. Notice on termination. No written or unwritten contract of employment with any Employee exists that cannot be terminated by the Company on 6 months notice or less without giving rise to a claim for damages or compensation (other than a statutory redundancy payment or statutory compensation for unfair dismissal or, in either case, the equivalent in any relevant jurisdiction).

4. Disclosure of retirement schemes etc. Except as disclosed in the Disclosed Data, there do not exist any retirement, superannuation, provident, death or disability schemes for directors or Employees or any obligations to or in respect of any present or past directors or employees with regard to retirement, redundancy, death, sickness or disability pursuant to which the Company is or may become liable to make any payments.

Part E : Retirement Benefits

1. Retirement Benefits/Seller Employee Benefit Plans. Other than the Seller Employee Benefit Plan contained in the Disclosed Data (and any statutory social security plans operated under public law, statute or regulation in the relevant jurisdiction), the Company does not provide or contribute to or is liable to provide or contribute to the provision of Retirement Benefits for or in respect of any Employee.

2. No proposals. No proposal has been announced and no agreement has been made to establish any other arrangement for providing any Retirement Benefits or to continue or

EXECUTION VERSION

PRIVATE & CONFIDENTIAL

increase any Retirement Benefits under any Seller Employee Benefit Plan for or in respect of any Employee, or to maintain any such Retirement Benefits or the level of any such Retirement Benefits generally for any period.

3. Approval. Any Seller Employee Benefit Plan that is capable of Approval is Approved on the date of this Agreement, and as far as the Seller is aware nothing has been done or omitted to be done and there are no circumstances which would or might result in any Seller Employee Benefit Plan ceasing to have Approval.

4. Due payment. All amounts which have fallen due to be paid to or in respect of the Seller Employee Benefit Plans by the Company or the Seller on or before the date of this Agreement (including all insurance premiums, taxes and expenses) have been duly paid in full.

5. Disputes and investigations. Other than routine claims for benefits, there are no actions, suits, claims, disputes, complaints or proceedings outstanding, pending or threatened in writing against any Seller Employee Benefit Plan or as far as the Seller is aware against the trustees, managers, administrators, custodians or fiduciaries of any Seller Employee Benefit Plan or against the Seller or the Company in respect of any act, event, omission or other matter arising out of or in connection with any Seller Employee Benefit Plan which are in each case material. So far as the Seller is aware there are no circumstances which could or might give rise to any such action, suit, claim, dispute, complaint or proceedings.

6. Definitions. Unless otherwise defined in Schedule 9 to this Agreement in this Part E the following words and expressions shall have the following meanings:

Approval means formal approval or qualification by and/or due registration with the appropriate taxation, social security, supervisory, fiscal or other applicable regulatory authorities in the relevant state or jurisdiction, in order to obtain tax approved, favoured or qualified status in the relevant jurisdiction, and Approved shall be construed accordingly;

Retirement Benefit means any pension plan or pension promise, individual or collective, to which the Company is or may become liable to make any payments; and

Seller Employee Benefit Plan means the corporate pension scheme agreement between Oer Oil AS and Storebrand Livsforsikring dated 2 March 2004.

Part F : Tax

1.	Tax.

(a)	The Company has duly, and within any appropriate time limits made all returns required to be made to all relevant tax authorities, all such returns were correct and complete in all material respects, all material correspondence with the tax authorities was accurate and not misleading and all taxes which are shown to be due on such tax returns have been paid in full;

(b)	All material taxes due have been properly accrued in the Last Accounts and any required instalment payments have been made;

(c)	Of taxes payable for 2008, currently estimated by the Seller to be MNOK 151.7, three instalments of altogether MNOK 47.2 have been paid in 2008 and a further instalment

EXECUTION VERSION

PRIVATE & CONFIDENTIAL

of MNOK 15.2 has been paid in February 2009. In addition, when the two remaining instalments in April and June of altogether MNOK 31.2 are paid, the remaining tax payable before any tax assessment adjustments is announced in December 2009 will then be approximately MNOK 57 plus interest (MNOK 151.7 minus MNOK 94); and

(d)	No material assessment, deficiency or adjustment has been asserted in writing by any tax authority with respect to any tax return of the Company which has given rise to, or may give rise to, a tax liability of the Company which is still outstanding.

EXECUTION VERSION

PRIVATE & CONFIDENTIAL

SCHEDULE 2

LIMITATIONS ON LIABILITY

1. Time limits. The Seller shall not be liable for:

(a)	any Claim, other than a Tax Claim, unless the Seller receives from the Purchaser written notice (within 30 days of the Purchaser becoming aware of such Claim) containing specific details of that Claim including the Purchaser’s estimate (on a without prejudice basis) of the amount of the Claim prior to the date that is eighteen months after the Closing Date; or

(b)	any Tax Claim unless the Seller receives from the Purchaser written notice in a form complying with, and within the time limits specified by, the provisions of clause 13.1 containing specific details of the Tax Claim including the Purchaser’s estimate (on a without prejudice basis) of the amount of the Tax Claim prior to the date that is thirty months after the Closing Date.

2. Thresholds for Claims. The Seller shall not be liable for any single Claim (other than a Claim for breach of Warranty 2.6 of Part A of Schedule 1):

(a)	unless the amount of the liability pursuant to that single Claim exceeds $500,000; and

(b)	unless the aggregate amount of the liability of the Seller for all Claims not excluded by sub paragraph (a) exceeds $2,500,000.

3. Maximum limit for all Claims. The aggregate amount of the liability of the Seller for all Claims (other than a Claim for breach of Warranty 2.6 of Part A of Schedule 1) shall not exceed $40,000,000.

4. Claim to be withdrawn unless litigation commenced. Any Claim shall (if it has not been previously satisfied, settled or withdrawn) be deemed to have been withdrawn 6 months after the notice is given pursuant to paragraph 1 of this Schedule unless legal proceedings in respect of it have been commenced by being both issued and served. No new Claim may be made in respect of the facts, matters, events or circumstances giving rise to any such withdrawn Claim.

5. Matters disclosed. The Seller shall not be liable for any Claim for breach of the Warranties if and to the extent that the fact, matter, event or circumstance giving rise to such Claim is fairly disclosed by this Agreement, any other Transaction Document, the Disclosure Letter or any document disclosed in the Disclosed Data.

6. Matters provided for or taken into account in adjustments. The Seller shall not be liable for any Claim if and to the extent that the fact, matter, event or circumstance giving rise to the Claim is provided or reserved for in the Last Accounts or, with respect to any Tax Claim, is appropriately taken into account in the Last Accounts.

7. Contingent liabilities. If any Claim is based upon a liability which is contingent only, the Seller shall not be liable to pay unless and until such contingent liability gives rise to an obligation to make a payment (but the Purchaser has the right under paragraph 1 of this Schedule 2 to give notice of that Claim before such time).

EXECUTION VERSION

PRIVATE & CONFIDENTIAL

8. No liability for Claims arising from acts or omissions of Purchaser. The Seller shall not be liable for any Claim to the extent that it would not have arisen but for, or has been increased or not reduced as a result of, any voluntary act, omission or transaction carried out:

(a)	after Closing by the Purchaser or any member of the Purchaser Group (or its respective directors, employees or agents or successors in title) outside the ordinary and usual course of business of the Company as at Closing; or

(b)	before Closing by any member of the Seller Group or the Company at the direction or request of the Purchaser or any member of the Purchaser Group.

9. Purchaser’s duty to mitigate. The Purchaser shall procure that all reasonable steps are taken to avoid or mitigate any loss or damage which it may suffer in consequence of any breach by the Seller of the terms of this Agreement or any fact, matter, event or circumstance likely to give rise to a Claim.

10. Insured Claims. The Seller shall not be liable in respect of any Claim to the extent that the amount of such Claim is covered by a policy of insurance or would have been so covered if the policies of insurance effected by or for the benefit of the Company had been maintained after Closing on no less favourable terms than those existing at the date of this Agreement.

11. Recovery from third party after payment from Seller. Where the Seller has made a payment to the Purchaser in relation to any Claim and the Purchaser or any member of the Purchaser Group is entitled to recover (whether by insurance, payment, discount, credit, relief or otherwise) from a third party a sum which indemnifies or compensates the Purchaser or any member of the Purchaser Group (in whole or in part) in respect of the liability or loss which is the subject of a Claim, the Purchaser or relevant member of the Purchaser Group shall (i) promptly notify the Seller of the fact and provide such information as the Seller may reasonably require (ii) take all reasonable steps or proceedings as the Seller may require to enforce such right (subject to the Purchaser or the relevant member of the Purchaser Group being indemnified by the Seller against all reasonable out of pocket costs and expenses incurred in respect of such steps or proceedings) and (iii) pay to the Seller as soon as practicable after receipt an amount equal to the amount recovered from the third party (net of taxation and less any reasonable costs of recovery).

12. Tax Repayment. Without prejudice to paragraph 11 above, where the Seller has made a payment to the Purchaser in relation to any Tax Claim and the Purchaser or any member of the Purchaser Group is or becomes entitled to, or receives any amount by way of repayment of tax or interest on overpaid tax or repayment supplement, in respect of the subject of such Tax Claim (and whether by way of repayment or set off), the Purchaser shall, or shall procure that the relevant member of the Purchaser Group shall, (i) promptly notify the Seller of the fact and provide such information as the Seller may reasonably require; (ii) take such action as the Seller may reasonably request to obtain such tax refund (subject to the Purchaser or the relevant member of the Purchaser Group being indemnified by the Seller against all reasonable out of pocket costs and expenses incurred in respect of such steps or proceedings) and (iii) pay to the Seller as soon as practicable after receipt an amount equal to the amount of such tax refund (net of taxation and less any reasonable costs of recovery).

13. No liability for legislation or changes in rates of tax. The Seller shall not be liable for any Claim if and to the extent it is attributable to, or the amount of such Claim is increased as a result of, any (i) legislation not in force at the date of this Agreement (ii) change of law (or any change in interpretation on the basis of case law), regulation, directive, requirement or administrative practice or (iii) change in the rates of taxation in force at the date of this Agreement.

EXECUTION VERSION

PRIVATE & CONFIDENTIAL

14. No double recovery. The Purchaser shall not be entitled to recover damages or obtain payment, reimbursement, restitution or indemnity more than once in respect of any one liability, loss, cost, shortfall, damage, deficiency, breach or other set of circumstances which gives rise to more than one Claim.

15. Consequential loss. Neither the Purchaser nor any member of the Purchaser Group shall be entitled to claim for any punitive, special, indirect or consequential loss or loss of profit or for any loss of goodwill or possible business after Closing, whether actual or prospective.

16. Purchaser’s knowledge. The Seller shall not be liable for any Claim for breach of the Warranties if and to the extent that the Purchaser is aware at the date of this Agreement of the fact, matter, event or circumstance which is the subject matter of the Claim.

17. Waiver of right of set off. Other than as expressly provided in clause 7, the Purchaser waives and relinquishes any right of set off or counterclaim, deduction or retention which the Purchaser might otherwise have in respect of any Claim against or out of any payments which the Purchaser may be obliged to make (or procure to be made) to the Seller pursuant to this Agreement or otherwise.

18. Seller to have opportunity to remedy breaches. If a breach of the Warranties is capable of remedy, the Purchaser shall only be entitled to compensation if it gives the Seller written notice of the breach and the breach is not remedied within 30 days after the date on which such notice is served on the Seller. Without prejudice to its duty to mitigate any loss, the Purchaser shall (or shall procure that any relevant member of the Purchaser Group shall) provide all reasonable assistance to the Seller (subject to the Purchaser or the relevant member of the Purchaser Group being indemnified by the Seller against all reasonable out of pocket costs and expenses incurred in respect of such assistance) to remedy any such breach.

19. Separation of Warranties. Each of the Warranties is separate and, unless otherwise specifically provided, is not limited by reference to any other Warranty or any other provision of this Agreement.

EXECUTION VERSION

PRIVATE & CONFIDENTIAL

SCHEDULE 3

PURCHASER WARRANTIES

1. The Purchaser is validly incorporated, in existence and duly registered under the laws of its jurisdiction and has full power to conduct its business as conducted at the date of this Agreement.

2. The Purchaser has obtained all corporate authorisations and (other than to the extent relevant to the Conditions) all other governmental, statutory, regulatory or other consents, licences and authorisations required to empower it to enter into and perform its obligations under the Transaction Documents where failure to obtain them would materially and adversely affect its ability to enter into and perform its obligations under the Transaction Documents.

3. Entry into and performance by each member of the Purchaser Group of this Agreement and/or any Transaction Document to which it is a party will not (i) breach any provision of its memorandum and articles of association, by-laws or equivalent constitutional documents or (ii) (subject, where applicable, to fulfilment of the Conditions) result in a breach of any laws or regulations in its jurisdiction of incorporation or of any order, decree or judgment of any court or any governmental or regulatory authority, where any such breach would adversely affect to a material extent its ability to enter into or perform its obligations under this Agreement and/or any Transaction Document to which it is a party.

4. Neither the Purchaser nor any Affiliate is insolvent or bankrupt under the laws of its jurisdiction of incorporation, unable to pay its debts as they fall due or has proposed or is liable to any arrangement (whether by court process or otherwise) under which its creditors (or any group of them) would receive less than the amounts due to them. There are no proceedings in relation to any compromise or arrangement with creditors or any winding up, bankruptcy or insolvency proceedings concerning the Purchaser or any of its Affiliates and no events have occurred which would justify such proceedings. No steps have been taken to enforce any security over any assets of the Purchaser or any of its Affiliates and no event has occurred to give the right to enforce such security.

5. So far as the Purchaser is aware, neither the Purchaser nor any member of the Purchaser Group is subject to any order, judgment, direction, investigation or other proceedings by any Governmental Entity which will, or are likely to, prevent or delay the fulfilment of any of the Conditions.

6. The Purchaser will have at Closing in immediately available funds the necessary cash resources to pay the Purchase Price and meet the other obligations under this Agreement.

7. So far as the Purchaser is aware, as at the date of this Agreement there are no Claims for breach of the Warranties which could be made by the Purchaser immediately following the execution of this Agreement.

EXECUTION VERSION

PRIVATE & CONFIDENTIAL

SCHEDULE 4

NET WORKING CAPITAL STATEMENT

1. The Seller shall within 15 Business Days of the date of this Agreement, prepare a statement of the Net Working Capital of the Company at the date of this Agreement (the Net Working Capital Statement).

2. During the period of 5 Business Days after delivery of the Net Working Capital Statement, the Seller and the Purchaser shall work together in good faith to agree the Net Working Capital as shown on the Net Working Capital Statement. If, at the end of that period, the Seller and the Purchaser, either (i) can not agree whether the Net Working Capital is positive or negative or (ii) if it is agreed it is negative, can not agree the quantum of the negative Net Working Capital, then the matters in dispute may be referred (on the application of either the Seller or the Purchaser) for determination by KPMG or, if that firm is unable or unwilling to act, by such other independent firm of chartered accountants of international standing as the Seller and the Purchaser shall agree or, failing agreement, appointed by the President for the time being of the Institute of Chartered Accountants in England and Wales (the Firm). The Firm shall be requested to make its decision within 10 Business Days (or such later date as the Seller, the Purchaser and the Firm agree in writing) of confirmation and acknowledgement by the Firm of its appointment. The following provisions shall apply once the Firm has been appointed:

(a)	the Seller and Purchaser shall each have prepared a written statement on the matters in dispute which (together with the relevant supporting documents) shall be submitted to the Firm for determination on its appointment and copied at the same time to the other;

(b)	in giving its determination, the Firm shall state what adjustments (if any) are necessary, solely for the purposes of this Agreement, to the Net Working Capital Statement in respect of the matters in dispute in order to comply with the definition of Net Working Capital and to determine finally the Net Working Capital of the Company at the date of this Agreement;

(c)	the Firm shall act as an expert (and not as an arbitrator) in making its determination which shall, in the absence of manifest error, be final and binding on the parties and the parties expressly waive, to the extent permitted by law, any rights of recourse they may otherwise have to challenge it.

3. The Seller and the Purchaser shall each be responsible for their own costs in connection with the preparation, review and agreement or determination of the Net Working Capital Statement. The fees and expenses of the Firm shall be borne equally between the Seller and the Purchaser.

EXECUTION VERSION

PRIVATE & CONFIDENTIAL

SCHEDULE 5

CONDUCT OF THE COMPANY PRE-CLOSING

1. From the date of this Agreement until Closing, the Seller shall (unless otherwise required or permitted by the terms of any Transaction Document or as may be approved by the Purchaser) ensure that:

(a)	the Company does not declare or pay any dividend or other distribution (whether in cash, stock or in kind) or reduces its paid-up share capital;

(b)	the Company does not issue or agree to issue or allot any share capital;

(c)	all transactions between the Company and any member of the Seller Group take place in a manner and on terms consistent with previous practice in the 12 months prior to the date of this Agreement;

(d)	the Company does not (i) employ or agree to employ any new full or part time persons in a senior managerial capacity or (ii) make changes (other than those required by law) in terms of employment (including pension fund commitments), in each case in circumstances which are likely to increase in aggregate the total staff costs of the Company by more than 5% per annum;

(e)	the Company does not provide or agree to provide any non-contractual benefit to any of its directors, officers, employees or their dependants;

(f)	the Company does not enter into or terminate any contract which has a value or is likely to involve expenditure in excess of $1,000,000 per annum or which cannot be performed within its terms within 3 years after the date on which it is entered into;

(g)	the Company does not institute or settle any litigation where that action is likely to result in a payment to or by the Company of $500,000 or more;

(h)	the Company does not dispose of any material asset used or required for the operation of its business;

(i)	the Company does not incur any capital expenditure on any individual item in excess of $250,000 except as disclosed to the Purchaser in the Company’s budget for capital and operating expenses for the year 2009 in the Disclosed Data;

(j)	the Company does not increase the amount drawn under the Facility;

(k)	the Company does not borrow any sum except as disclosed to the Purchaser in the Company’s budget for capital and operating expenses for the year 2009 in the Disclosed Data;

(l)	the Company does not enter into any lease, lease hire or hire purchase agreement or agreement for payment on deferred terms except as disclosed to the Purchaser in the Company’s budget for capital and operating expenses for the year 2009 in the Disclosed Data;

(m)	the Company does not create any Encumbrance over any of its assets or its undertakings;

EXECUTION VERSION

PRIVATE & CONFIDENTIAL

(n)	the Company does not make any material change to the accounting procedures or principles by reference to which it accounts are drawn up; and

(o)	no amendments, other than ones made solely to comply with legislative requirements, are made to any agreements or arrangements for the payment of pensions or other benefits on retirement to present or former directors, officers or employees of the Company or to the dependants of any of those people.

2. The Seller shall give to the Purchaser as soon as reasonably practicable after becoming aware of the same all reasonable details of any material change in the business, financial position or assets of the Company.

3. The Seller shall provide to the Purchaser as soon as reasonably practicable, and in any event prior to the Closing Date, audited financial statements of the Company for financial year ended 31 December 2008 prepared in accordance with Norwegian generally accepted accounting principles consistent with those used in the preparation of the audited financial statements of the Company for financial year ended 31 December 2007.

4. The Purchaser shall not exercise any of its rights pursuant to this Schedule 5 (including the right to refuse to approve any particular transaction or action) in such a manner as could disrupt unreasonably the efficient operations of the Company.

EXECUTION VERSION

PRIVATE & CONFIDENTIAL

SCHEDULE 6

CLOSING ARRANGEMENTS

Part A : Seller Obligations

1. At Closing, the Seller shall deliver or ensure that there is delivered to the Purchaser (or made available to the Purchaser’s reasonable satisfaction):

(a)	such documents as are required to release prior to the transfer of the Shares in the VPS from the Seller to the Purchaser any security over (i) the Shares together with the relevant documents required from the Seller in order to transfer the Shares in the VPS in accordance with clause 1.1 of this Agreement from the Seller to the Purchaser and a notification to the Company requesting that the Company’s protocol be updated to record that the Shares are registered in the name of the Purchaser and (ii) the trade receivables of the Company together with the relevant registered charge document for security over trade receivables (factoringpant) and the appropriate discharge statement from the Norwegian Movables Reigster (Løsøreregisteret);

(b)	an executed deed of assignment in respect of the Facility (the Facility Assignment) in the Agreed Form;

(c)	the resignation of each director and the auditor of the Company (each in the Agreed Form) as may be notified by the Purchaser not later than 7 Business Days prior to Closing;

(d)	possession of the Property; and

(e)	amendments to the bank mandates of the Company to remove from them any persons as may be notified to Seller by the Purchaser not later than 7 Business Days prior to Closing.

Part B : Purchaser Obligations

1. At Closing, the Purchaser shall pay to the Seller the Aggregate Price in accordance with clause 2.1 (subject, if relevant, to the provisions of clause 7).

Part C : General

1. If any document listed in this Schedule 6 is required to be notarised, the parties shall execute such document at a location notified by the Seller to the Purchaser at least 2 Business Days before Closing where a notary with the required qualification will be present.

2. All documents and items delivered at Closing pursuant to this Schedule 6 shall be held by the recipient to the order of the person delivering the same until such time as Closing shall be deemed to have taken place. Simultaneously with:

(a)	delivery of all documents and all items required to be delivered at Closing (or waiver of the delivery of it by the person entitled to receive the relevant document or item); and

EXECUTION VERSION

PRIVATE & CONFIDENTIAL

(b)	receipt of an electronic funds transfer to the Seller’s Bank of Scotland Bank Account in immediately available funds of the Share Price,

(c)	receipt of an electronic funds transfer to the Seller’s JP Morgan Bank Account in immediately available funds of the Facility Assignment Payment,

the documents and items delivered in accordance with this Schedule shall cease to be held to the order of the person delivering them and Closing shall be deemed to have taken place.

3. If the Seller is unable to deliver the documents referred to in paragraphs 1(a) and1(b) of Part A of this Schedule 6 on the Closing Date, Closing shall be automatically deferred until the day that is seven days after the Closing Date (the Deferred Closing Date). If, on the Deferred Closing Date, the Seller fails to deliver to the Purchaser the documents referred to in paragraphs 1(a) and 1(b) of Part A of this Schedule 6,the Purchaser may, in its discretion and without prejudice to any other rights it may have:

(a)	proceed with Closing; or

(b)	defer Closing to a date not more than 28 days after the Deferred Closing Date; or

(c)	rescind the Agreement.

4. As soon as reasonably practicable after Closing, the Seller shall deliver to the Purchaser (at the Property) all material records, correspondence and other documents which relate exclusively to the Company (and not any other member of the Seller Group) which were not present at the Property at Closing.

EXECUTION VERSION

PRIVATE & CONFIDENTIAL

SCHEDULE 7

TRANSITIONAL SERVICES

Part A

Services to be provided by the Seller Group to the Company

The Seller shall provide or the Seller shall procure that a member of the Seller Group provides the following services to the Company upon request from either the Company or the Purchaser:

Service	Human resources

Service Term	3 months from the Closing Date

Service Charge	$400/day plus VAT equivalent based on the level of the individuals providing the service (the Service Provider). Individuals and rates to be confirmed. Payment monthly in arrears

Service Level	The performance of the service by the Service Provider to the same standard in all material respects and with the same level of efficiency as comparable services provided by the Service Provider to members of the Seller Group

Liability	The liability of the Seller Group for human resource services will be capped at a maximum of the aggregate of the service charge payments made in respect of that service

Service	Accounting

Service Term	3 months from the Closing Date

Service Charge	$500/day plus VAT equivalent based on the level of the individuals providing the service. Individuals and rates to be confirmed. Payment monthly in arrears

Service Level	The performance of the service by the Service Provider to the same standard in all material respects and with the same level of efficiency as comparable services provided by the Service Provider to members of the Seller Group

Liability	The liability of the Seller Group for accounting services will be capped at a maximum of the aggregate of the service charge payments made in respect of that service

EXECUTION VERSION

PRIVATE & CONFIDENTIAL

Service	Tax

Service Term	3 months from the Closing Date

Service Charge	$500/day plus VAT equivalent based on the level of the individuals providing the service. Individuals and rates to be confirmed. Payment monthly in arrears

Service Level	The performance of the service by the Service Provider to the same standard in all material respects and with the same level of efficiency as comparable services provided by the Service Provider to members of the Seller Group

Liability	The liability of the Seller Group for tax services will be capped at a maximum of the aggregate of the service charge payments made in respect of that service

Service	Exploration and production technical services

Service Term	3 months from the Closing Date

Service Charge	$800/day plus VAT equivalent based on the level of the individuals providing the service. Individuals and rates to be confirmed. Payment monthly in arrears

Service Level	The performance of the service by the Service Provider to the same standard in all material respects and with the same level of efficiency as comparable services provided by the Service Provider to members of the Seller Group

Liability	The liability of the Seller Group for exploration and production technical services will be capped at a maximum of the aggregate of the service charge payments made in respect of that service

EXECUTION VERSION

PRIVATE & CONFIDENTIAL

Part B

Services to be provided from the Company to the Seller Group

The Purchaser shall procure that the Company provides the following service to the Seller Group upon request from the Seller Group:

Service	IT

Service Term	3 months from the Closing Date

Service Charge	$500/day plus VAT equivalent based on the level of the individuals providing the service. Individuals and rates to be confirmed. Payment monthly in arrears

Service Level	The performance of the service by the Service Provider to the same standard in all material respects and with the same level of efficiency as comparable services provided by the Service Provider to the Company and or members of the Purchaser Group.

Dependencies/Assumptions	This service will primarily relate to the completion of major corporate level projects in progress at the effective date (such as the new central filing system), the separation of Norwegian data and systems from the non-Norwegian data bases and systems to be retained by the Seller, and the effective and efficient hand-off of corporate level responsibilities to the new IT management of the Seller

Liability	The liability of the Purchaser Group for IT services will be capped at a maximum of the aggregate of the service charge payments made in respect of that service

EXECUTION VERSION

PRIVATE & CONFIDENTIAL

SCHEDULE 8

LICENCES

Licence	Quad	Block	Equity	Producing Assets	Exploration Discoveries	2009 Drilling Program	Other Prospects	Status
PL 107 PL 107C PL 132	6407 6407	7 10	2.5% 2.5% 2.5%	Njord	Noatun C NW Flank A NW Flank B	None	Noatun D Down-Dip Noatun C	Active

PL 270	35	3	65.0%	None	35/3-2 35/3-4	Cyclops	Up to ten additional prospects	Active

PL 304	25 25	10 7	20.0%	None	None	Aegis	Buhund	Active

PL 347	6407	7	0.0%	None	None	None	None	Relinquished

PL 348	6407 6407	8 9	2.5%	None	Galtvort Tau	Gygrid	Hermine	Active

PL 354	1 2 2 2	9 7 10 11	50.0%	None	2/7-31 2/7-29	None	Mars Venus Three others	Active

PL 363	25	5	40.0%	None	None	Mon (south part)	Monster	Active

PL 398 S	2	8	20.0%	None	None	None	Turitira	Active, being relinquished

PL 412	25 25 25 25	5 6 8 9	30.0%	None	None	Eiganes	Tasta Ten others prospects and leads	Active

PL 413	25 25 25	1 2 4	30.0%	None	None	Mon (north part)	Vei	Active

PL 426	35	3	65%	None	None	None	See PL 270	Active

PL 453 S	8 8 8 8 8 8	4 5 8 9 11 12	15.0%	None	None	None	None	Active, license acquired with firm seismic program of which most was acquired in 2008 with remainder to be acquired in 2009

PL 457	16	1	20.0%	None	None	None	Aglaia Draupne	Active

PL 055 PL 055B PL 053B PL 185	31 30 31	4 6 7	3.2% 3.2% 20.6% 3.2%	Brage[1]	Bowmore	None	None defined	Active

PL 055 PL 055B	31	7	3.2% 3.2%	Sognefjord	Knockandoo

PL 505	25 25	7 10	20.0%	None	None	None	Earb Central Earb South Earb North	Active, APA 2008 Award, UK Brae Look-Alike

PL 354B	2	7	50.0%	None	None	None	2/7-22	Active

PL 107B	6407	7	2.5%	None	Noatun C	None	North Flank A North Flank B North Flank C	Active, APA 2008 Award

Not Yet Awarded	6608 6608 6609	6 9 4	TBD	None	None	None	Jurassic Fault Block A Jurassic Fault Block B Jurassic Fault Block C	20th Round Application, Seismic reprocessing only, Pending

[1]	Brage Unit 4.4424%

EXECUTION VERSION

PRIVATE & CONFIDENTIAL

SCHEDULE 9

DEFINITIONS AND INTERPRETATION

1. Definitions. In this Agreement, the following words and expressions shall have the following meanings:

Affiliate means, in relation to any party, any subsidiary or parent company of that party and any subsidiary of any such parent company, in each case from time to time;

Aggregate Price means the aggregate of the Share Price and the Facility Assignment Payment, being the sum of one hundred and fifty million US dollars ($150,000,000);

Agreed Amount has the meaning given in clause 7.3;

Agreed Form means, in relation to a document, the form of that document which has been initialled on the date of this Agreement for the purpose of identification by or on behalf of the Seller and the Purchaser (in each case with such amendments as may be agreed in writing by or on behalf of the Seller and the Purchaser);

Antitrust Conditions has the meaning given in clause 3.1(d);

Business Day means a day other than a Saturday or Sunday or public holiday in England and Wales, Germany, the United States of America or Norway on which banks are open for general commercial business;

Claim means any claim under or for breach of this Agreement including any claim for breach of the Warranties;

Closing means completion of the sale and purchase of the Shares in accordance with the provisions of this Agreement;

Closing Date has the meaning given in clause 5.1;

Company means Endeavour Energy Norge AS, a company incorporated in Norway, with company number No. 934 651 758 in the Norwegian Register of Enterprises, whose principal address is Dronning Mauds gate 10, 0250 Oslo, Norway;

Conditions means the conditions to Closing set out in clause 3.1, and Condition means any of them;

Confidential Information has the meaning given in clause 20.1;

Default Interest means interest at LIBOR plus 2 per cent.;

Deferred Closing Date has the meaning given in paragraph 3 of Part C of Schedule 6;

Determined Amount has the meaning given in clause 7.4;

Disclosed Data means the documents and other information relating to the Company made available by the Seller as listed on the index in the Agreed Form attached to the Disclosure Letter;

EXECUTION VERSION

PRIVATE & CONFIDENTIAL

Disclosure Letter means the letter from the Seller to the Purchaser executed and delivered immediately before the signing of this Agreement;

EIH means Endeavour International Holding B.V.;

Employees means the employees of the Company at the date of this Agreement;

Encumbrance means all liens, charges, security interests, royalties, pledges, options, net profit interests, rights of pre-emption, mortgages and other third party rights;

Environment means all or any of the following media, namely air (including the air within buildings or other natural or man-made structures above or below ground), water or land;

Environmental Consents means any material permit, licence, authorisation, approval or consent required under Environmental Laws for the carrying on the business of the Company or the use of, or any activities or operations carried out at, any site owned or occupied by the Company;

Environmental Laws means all international, European Union, national, state, federal, regional or local laws (including common law, statute law, civil and criminal law) which are in force and binding at the date of this Agreement, to the extent that they relate to Environmental Matters;

Environmental Matters means all matters relating to the pollution or protection of the Environment;

EOC means Endeavour Operating Corporation;

Escrow Arrangements has the meaning given to it in clause 5.3;

Exchange Rate means, with respect to a particular currency for a particular day, the spot rate of exchange (the closing mid point) for that currency into US dollars on such date as published in the London edition of the Financial Times first published thereafter or, where no such rate is published in respect of that currency for such date, at the rate quoted by Bank of America as at the close of business in London on such date;

Facility means the revolving facility loan agreement dated 1 January 2005 between the Company and Endeavour Operating Corporation;

Facility Assignment has the meaning given to it in Part A of Schedule 6;

Facility Assignment Payment means the amount (in $) outstanding under the Facility at the date of this Agreement to be specifically stated in the Facility Assignment prior to Closing;

FCO has the meaning given in clause 3.1(d);

Financial Debt means borrowings and indebtedness in the nature of borrowing (including by way of acceptance credits, discounting or similar facilities, loan stocks, bonds, debentures, notes, overdrafts or any other similar arrangements the purpose of which is to raise money) owed by the Company to any banking, financial, acceptance credit, lending or other similar institution or organisation, or to any member of the Seller Group;

Firm has the meaning given to it in paragraph 2 of Schedule 4;

EXECUTION VERSION

PRIVATE & CONFIDENTIAL

Governmental Entity means any supra national, national, state, municipal or local government (including any subdivision, court, administrative agency or commission or other authority thereof) or any quasi governmental or private body exercising any regulatory, taxing, importing or other governmental or quasi governmental authority, including the European Union;

GWB has the meaning given in clause 3.1(d);

Key Managers means Tord Pedersen, Idar Kjorlaug, Tore Lybekk and Jan-Helge Hermansen;

Last Accounts means the unaudited accounts of the Company, prepared in accordance with Norwegian generally accepted accounting principles, in respect of its financial year ended on the Last Accounts Date, as set out in the Disclosed Data;

Last Accounts Date means 31 December 2008;

LIBOR means the display rate per annum of the offered quotation for deposits in US dollars for a period of one month which appears on the appropriate page of the Reuters Screen (or such other page as the parties may agree) at or about 11.00a.m. London time on the date on which payment of the sum under this Agreement was due but not paid;

Licences means the Company’s respective interests in the licences listed in Schedule 8 to this Agreement as referred to in that Schedule;

Longstop Date has the meaning given in clause 3.7;

Net Working Capital means in relation to the Company, the net of current assets and current liabilities under the accrual basis of accounting (in each case accounted for in accordance with the current accounting principles, practices and policies of the Company) and, for the avoidance of any doubt:

(a) current liabilities for these purposes includes but is not limited to accounts payable, taxes payable and payroll obligations but shall not include Financial Debt and amounts representing shareholders equity;

(b) current assets for these purposes includes but is not limited to cash, accounts receivable and crude oil and natural gas liquids inventory (valued at current market prices);

Net Working Capital Statement has the meaning given to it in paragraph 1 of Schedule 4;

Officers has the meaning given in clause 6.4;

parent company means any company which holds a majority of the voting rights in another company, or which is a member of another company and has the right to appoint or remove a majority of its board of directors, or which is a member of another company and controls a majority of the voting rights in it under an agreement with other members, in each case whether directly or indirectly through one or more companies;

Property means the leasehold interest of the Company in the property located at Dronning Mauds gate 10, 0250 Oslo, Norway.

Proposed Transaction means the transaction contemplated by the Transaction Documents;

Purchaser means VNG – Verbundnetz Gas AG;

EXECUTION VERSION

PRIVATE & CONFIDENTIAL

Purchaser Group means the Purchaser and its Affiliates from time to time;

Purchaser Obligation means any representation, warranty or undertaking to indemnify given by the Purchaser to the Seller under this Agreement;

Purchaser’s Bank Account means the Purchaser’s bank account at Dresdner Bank AG, Leipzig; account number 0709655000; sort code 860 800 00, IBAN: DE13 8608 0000 0709 6550 00, SWIFT: DRESDEFF860 (and/or such other account(s) as the Seller and Purchaser may agree in writing);

Regulatory Conditions has the meaning given in clause 3.4(b);

Representatives has the meaning given in clause 20.1;

Seller means Endeavour International Corporation;

Seller Group means the Seller and its Affiliates from time to time but excludes the Company;

Seller Obligation means any representation, warranty or undertaking to indemnify given by the Seller to the Purchaser under this Agreement;

Seller’s Bank of Scotland Bank Account means the Seller’s bank account at Bank of Scotland; account name: Endeavour Energy UK Limited; account number: 34602USD01; sort code: 122012, IBAN: GB17 BOFS 1220 1234 6021 01, SWIFT BIC: BOFSGB2LXXX (and/or such other account(s) as the Seller and Purchaser may agree in writing);

Seller’s JP Morgan Bank Account means the Seller’s bank account at JP Morgan Chase Bank; account name: Endeavour Operating Corporation; account number: 179-9109962-65; ABA-wires: 02100021; SWIFT BIC: CHASUS33TEX; Tax ID: 20-0796552 (and/or such other account(s) as the Seller and Purchaser may agree in writing);

Share Price means the amount (in $) which is equal to $150,000,000 minus the Facility Assignment Payment;

Shares means the shares comprising the entire issued share capital of the Company;

subsidiary and subsidiaries means any company in relation to which another company is its parent company;

Surviving Provisions means clauses 19 (Announcements), 20 (Confidentiality), 21 (Assignment), 23 (Costs), 24 (Notices), 25 (Conflict with other Agreements), 26 (Whole Agreement), 27 (Waivers, Rights and Remedies), 29 (Variations), 30 (Invalidity), 31 (Third Party Enforcement Rights), 32 (Governing Law and Jurisdiction) and Schedule 9 (Definitions and Interpretation);

tax and taxation means (a) taxes on income, profits and gains, and (b) all other taxes, levies, duties, imposts, charges and withholdings in the nature of taxation, including any excise, property, value added, sales, transfer, franchise and payroll taxes and any national insurance or social security contributions, together with all penalties, charges and interest relating to any of the foregoing or to any late or incorrect return in respect of any of them (save insofar as attributable to the delay or default after Closing of the Company or the Purchaser);

tax authority means any taxing or other authority competent to impose any tax liability, or assess or collect any tax;

EXECUTION VERSION

PRIVATE & CONFIDENTIAL

Tax Claim means a claim for breach of the Tax Warranties;

Tax Warranties means the warranties set out in Part F of Schedule 1;

Third Party Right means any interest or equity of any person (including any right to acquire, option or right of pre emption or conversion) or any mortgage, charge, pledge, lien, assignment, hypothecation, security interest, title retention or any other security agreement or arrangement, or any agreement to create any of the above;

Transaction Documents means this Agreement, the Disclosure Letter and the deed of assignment referred to in paragraph 1(b) of Part A of Schedule 6;

Unconditional Date has the meaning given in clause 3.6;

VPS means the Norwegian Registry of Securities (Verdipapirsentralen), in which the Shares are registered;

Warranties means the warranties given pursuant to clause 6 and set out in Schedule 1;

Working Hours means 9.30am to 5.30pm in the relevant location on a Business Day.

2. Interpretation. In this Agreement, unless the context otherwise requires:

(a)	references to a person include any individual, firm, body corporate (wherever incorporated), government, state or agency of a state or any joint venture, association, partnership, works council or employee representative body (whether or not having separate legal personality);

(b)	headings do not affect the interpretation of this Agreement; the singular shall include the plural and vice versa; and references to one gender include all genders;

(c)	references to any English legal term or concept shall, in respect of any jurisdiction other than England, be construed as references to the term or concept which most nearly corresponds to it in that jurisdiction;

(d)	references to US dollars, US$ or $ are references to the lawful currency from time to time of the United States of America;

(e)	for the purposes of applying a reference to a monetary sum expressed in US dollars, an amount in a different currency shall be deemed to be an amount in US dollars translated at the Exchange Rate at the relevant date (which in relation to a Claim, shall be the date of the receipt of notice of that Claim under Schedule 2);

(f)	any statement in this Agreement qualified by the expression so far as the Seller is aware or to the best of the Seller’s knowledge or any similar expression shall be deemed only to be made on the basis of the actual knowledge, at the date of this Agreement, of Bruce Stover, Mike Kirksey, Carl Grenz, John Williams, Bob Thompson and Andrew Sheu and shall carry no requirement to make enquiries of any other person:

(g)	any phrase introduced by the terms including, include, in particular or any similar expression shall be construed as illustrative and shall not limit the sense of the words preceding those terms.

EXECUTION VERSION

PRIVATE & CONFIDENTIAL

3. Enactments. Except as otherwise expressly provided in this Agreement, any express reference to an enactment (which includes any legislation in any jurisdiction) includes references to (i) that enactment as amended, consolidated or re-enacted by or under any other enactment before or after the date of this Agreement; (ii) any enactment which that enactment re enacts (with or without modification); and (iii) any subordinate legislation (including regulations) made (before or after the date of this Agreement) under that enactment, as amended, consolidated or re enacted as described at (i) or (ii) above, except to the extent that any of the matters referred to in (i) to (iii) occurs after the date of this Agreement and increases or alters the liability of the Seller or the Purchaser under this Agreement.

4. Schedules. The Schedules comprise schedules to this Agreement and form part of this Agreement.

5. Inconsistencies. Where there is any inconsistency between the definitions set out in this Schedule and the definitions set out in any clause or any other Schedule, then, for the purposes of construing such clause or Schedule, the definitions set out in such clause or Schedule shall prevail.

EXECUTION VERSION

PRIVATE & CONFIDENTIAL

SIGNATURE

This Agreement is signed by duly authorised representatives of the parties:

SIGNED	)	SIGNATURE:	/s/ William L. Transier
for and on behalf of	)
ENDEAVOUR INTERNATIONAL	)
CORPORATION	)	NAME:	William L. Transier

SIGNED	)	SIGNATURE:	/s/ Prof. Dr. Gerhardt Wolff
for and on behalf of	)
VNG – VERBUNDNETZ GAS AG	)	NAME:	Prof. Dr. Gerhardt Wolff

SIGNED		SIGNATURE:	/s/ Klaus-Dieter Barbknecht
for and on behalf of	)
VNG – VERBUNDNETZ GAS AG	)	NAME:	Klaus-Dieter Barbknecht